

Laundry Delivery | Mobile App | Peer-to-peer

159 Western Ave W, A450
Seattle, WA 98119
loopielaundry.com

John Vincent Lee, CEO
(206) 880-4771
john@loopie.io

A marketplace that provides tech-enabled laundry services that utilize the peer-to-peer model to turn depreciating assets (washers and dryers at home and local laundromats) into revenue generating machines.

PROBLEM

Dirty laundry is a universal problem in our daily lives. Some people struggle to get laundry done due to:

- lack of time
- physical limitation
- no washer / dryer unit

TARGET MARKETS

The existing wash & fold laundromat business is a $10B/year market in the US (source). In 2019, the global market was estimated at $60B and it is expected to grow to an estimated $79.9B in 2027 (source).

Serviceable Addressable Market (SAM)	Serviceable Obtainable Market (SOM)
10,500 cities	**38** cities for the next 3 years

PRODUCT / SERVICE

Loopie is a mobile app based laundry service offering **flat rate per bag pricing** & **24 hour turnaround time.**







Customers order on the
Loopie Laundry App

Washers process laundry through the
Loopie Partner App

Customers receive clean laundry within **24 hours**

Logistics are handled by third-party delivery partners and softwares (e.g. OnFleet & Postmates API).

FINANCIALS



Total Revenue		
$2.9M+	Orders completed:	**35,500+**
	Average Transaction Value:	**$85**
	Customer Acquisition Cost:	**$88**

RAISED TO DATE	SEEKING participation in convertible note, offering
$3.5M+	**$2M** 20% discount 5% interest rate

Goodwater · LAUNCH · band OF ANGELS · HYPHEN CAPITAL · ELEVATE CAPITAL
Clean Ventures · SILICON VALLEY · SO CAL ANGELS · RISE TOGETHER VC · 37 ANGELS

COMPETITIVE ADVANTAGES

PEER-TO-PEER	Allow faster turnaround time.
ASSET LIGHT	Able to scale easily & efficiently.
SIMPLE PRICING	Flat rate per bag vs per pound / per item pricing.
EARN INCOME FROM HOME	Washers are able to earn income without ever leaving their home.

Competition:
 RINSE  Tide Cleaners  SudShare

MANAGEMENT

Loopie's management and advisory team brings decades of unique experience solving complex problems, creative ways to best support customers and washing partners.

 **John Lee** Founder & CEO

 **Whitney Sales** Strategic Advisor Sales Method, Forum Ventures

 **Kristin Knaus** Director of Operations

Partners / Affiliates:

 **Henry Meek** Director of Strategy & Finance

 **Maryclaire Piccoli** Strategic Advisor 20+ years, Starbucks

 **Alexander Mario** Design Lead

 Cooley
 CB SOLUTIONS